                                                                    [MADGE LOGO]

MADGE NETWORKS N.V.
Transpolis Schiphol Airport
Polaris Avenue 23
2132 JH Hoofddorp
The Netherlands

Main:  (+31) (0) 23 5685526
Fax:   (+31) (0) 23 5685528


                               MADGE NETWORKS N.V.
                       REPORTS THIRD QUARTER 2000 RESULTS

Amsterdam, The Netherlands (October 25, 2000) -- Madge Networks N.V. (NASDAQ NM:
MADGF), a global network solutions provider, today announced results for its third fiscal quarter ended September 30, 2000.(1) Operating highlights at Madge Networks companies during the third quarter include:

- Madge.web and Inktomi form strategic technology and marketing alliance to deploy business-to-business content distribution services;

- Madge.web is founding member of Content Bridge alliance for management and distribution of rich content, and enhanced performance of the Internet;

- Red-M partners with Bluetooth network service provider Cerulic to deliver next generation wireless Internet services;

-    Madge.connect successfully concludes sale of its Video Networking business.

Madge Networks revenues for the third quarter were US$37.3 million, compared to second quarter 2000 revenues of $34.2 million and revenues of $42.2 million for the third quarter of 1999. The net loss for the quarter was $21.7 million, or $(0.46) per share, compared to a net loss of $23.0 million, or $(0.52) per share, for the second quarter of 2000. The net loss for the third quarter of 1999 was $16.4 million, or $(0.41) per share.

During the third quarter, Madge.connect concluded the sale of its Video Networking business. Madge Networks revenues for continuing operations (excluding the Video Networking business) for the third quarter were US$34.3 million, against a comparable $30.8 million in the second quarter of 2000 and $37.0 million for the third quarter of 1999. The net loss for the quarter for continuing operations was $21.0 million, or $(0.45) per share, compared to a net loss of $22.7 million, or $(0.51) per share, for the second quarter of 2000. The net loss for continuing operations for the third quarter of 1999 was $16.1 million, or $(0.40) per share.


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
During the quarter, Madge Networks N.V. raised $30 million for the funding of our two growth businesses - Madge.web and Red-M, through the issuance of common stock under a previously announced agreement, with Volendam Investeringen N.V. In addition, Madge.web received $20 million under a convertible loan agreement with Volendam Investeringen. This is an advance of funds against the previously announced Volendam commitment to purchase, at the option of Madge.web, $30 million of convertible preferred shares of Madge.web N.V.

MADGE.WEB

FINANCIAL HIGHLIGHTS                           Three months ended
(Unaudited, in thousands)                 Sept. 30,               June 30,
                                               2000                   2000
Sales                                     $  8,261                $  8,405
Gross loss                                $ (7,188)               $ (5,008)
EBITDA (loss)                             $(15,716)               $(13,312)

QUARTERLY HIGHLIGHTS AND RECENT DEVELOPMENTS

Madge.web is a global provider of rich content distribution and application services. Madge.web revenues for the third quarter were $8.3 million, compared with second quarter revenues of $8.4 million. EBITDA loss was $15.7 million in the quarter. Third quarter revenues reflect unfavorable foreign exchange movements and increased pricing pressure in non-IP services. Revenues for our advanced IP-based network and application services doubled sequentially to $0.8 million in the third quarter.

"During the quarter, we have continued to make positive progress in building our rich content services business," said Robert Madge, CEO, Madge.web. "The alliances we have concluded with Inktomi and Magnifi are further significant steps in enhancing our integrated rich content service offering. We will complete phase one of the fast track deployment of our Content Distribution Network extending to 16 countries by January."


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
MADGE.CONNECT - continuing operations(2)

FINANCIAL HIGHLIGHTS                          Three months ended
(Unaudited, in thousands)               Sept. 30,             June 30,
                                             2000                 2000
Sales                                     $26,043              $22,408
Gross profit                              $11,624              $ 9,402
EBITDA                                    $ 5,638              $   249

QUARTERLY HIGHLIGHTS AND RECENT DEVELOPMENTS

Madge.connect is a global supplier of advanced networking product solutions to large enterprises, and is the market leader in Token Ring. Madge.connect revenues for the third quarter were $26.0 million, compared with $22.4 million for the second quarter of 2000. EBITDA was $5.6 million in the quarter, compared to $0.2 million in the second quarter of 2000. Results for both quarters reflect continuing operations and exclude the Video Networking business sold during the third quarter.

RED-M

Red-M is a pioneer of mobile commerce solutions based on Bluetooth(TM) technology. EBITDA loss was $3.5 million in the quarter compared to $2.4 million in the second quarter of 2000, reflecting increased investment in R&D. During the quarter we announced partnerships with a number of companies including Strio, Cerulic and EVCI. "The market is in the first stages of development and we have achieved an early but significant competitive lead," said Michael Wilson, CEO, Red-M. "We are at the point of making our first product shipments which will go into customer trials and application development."

                                                                            Ends

--------------------------------------------------------------------------------
(1) For the purposes of presentation, the Company has indicated its fiscal quarters within the year as ending on the calendar month end, whereas, in fact, the Company operates on the basis of thirteen-week financial quarters.

(2) September 30, 2000 and June 30, 2000 Quarter results are restated for the sale of Madge.connect's Video Networking business, disposed of in the third quarter.


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
CONFERENCE CALL

Investors will have the opportunity to listen to management's discussion of its third quarter 2000 results in a conference call to be held on Thursday, October 26th at 8:30 a.m. (Eastern Time) over the Internet. To listen to the live call please go to our web site, www.madge.com, at least fifteen minutes early to register, download, and install any necessary audio software. A replay of the conference call will be available on October 26 by dialing 800-633-8284 (858-812-6440 for international callers), reservation #16641222, or by visiting our web site.

ABOUT MADGE NETWORKS N.V.

Madge Networks N.V. (NASDAQ NM: MADGF) is a global provider of advanced Internet-centric network services and products, and mission-critical enterprise solutions. The company operates through three primary subsidiaries: Madge.web, a global provider of rich content applications and managed network services; Madge.connect, a global supplier of product solutions for mission-critical enterprise networks; and Red-M, a developer of wireless Internet server products that provide Internet and Intranet access from a wide range of mobile devices in the workplace. The company's main business centers are located in Wexham Springs, United Kingdom; New York City and Dallas, Texas. Information about Madge's complete range of products and services can be accessed on the World Wide Web at www.madge.com.

ABOUT MADGE.WEB

Madge.web is a global provider of rich content distribution and application services. These services are delivered via the company's Overnet, by-passing the public Internet to more than 30 countries around the world. Rich content services from Madge.web - architected to handle on-line video, audio, images and interactive media - include encoding services, virtual private networking, managed hosting, storage, streaming media distribution and marketing services, and will soon include workflow management. Further information about Madge.web can be accessed on the World Wide Web at www.madgeweb.com.

ABOUT MADGE.CONNECT

Madge.connect is a global supplier of advanced networking product solutions to large enterprises. As the market leader in Token Ring, Madge.connect is pioneering next generation networking solutions which enable the painless deployment of 100Mbps and Gigabit speed IP-based applications within existing corporate networks while protecting customers' investments in Token Ring and ATM.

ABOUT RED-M

Founded in 2000, Red-M is a subsidiary of Madge Networks N.V. The company is a pioneer of mobile commerce solutions based on Bluetooth technology. Bluetooth allows the wireless integration of data, voice and video communications in the work place and public concourses, delivering reliable and secure access to Internet, Intranet and business critical applications from a wide range of mobile devices. Information on Red-M can be found on the World Wide Web at www.red-m.com


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
PRIVATE SECURITIES LITIGATION REFORM ACT STATEMENT

Investors should take note that certain statements in this press release are forward-looking and may not give full weight to all of the potential risks (e.g. the need for, and ability to raise, additional funds, changing technologies, competition, planned service and product launches, management of change and changed resource allocation resulting from these and other factors). Forward-looking statements in this press release include statements that refer to Madge.web completing phase one of the fast track deployment of its Content Distribution Network extending to 16 countries by January 2001, Red-M being about to make its first product shipments, Madge.web's rich content services soon including workflow management and other statements which are not completely historical. These statements may differ materially from actual future actions, events or results. For more information on risks, please refer to Madge's recent SEC filings.

Madge, the Madge logo, Madge.web, Madge.connect and Red-M are trademarks, and in some jurisdictions may be registered trademarks of Madge Networks or its affiliated companies. Other trademarks appearing in this release are those of their respective owners.

Contact: Madge Networks, Wexham Springs, United Kingdom
Internet: www.madge.com

Company Contact:
Chris Bradley, Chief Financial Officer
MADGE NETWORKS N.V.
Tel: (+44) 1753 661172

Investor Relations Contact:
Lisa Ellis, Director of Investor & Public Relations
MADGE NETWORKS N.V.
Tel: 212-709-1007


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
                               Madge Networks N.V.
                    Condensed Consolidated Balance Sheets(1)
                                   (Unaudited)
                                 (in thousands)

                                                        SEPT. 30,    DEC. 31,
                                                          2000         1999
                                                        ------------------------
ASSETS
Current assets:
Cash, cash equivalents, and short-term investments(2)   $ 48,050     $ 29,971
Accounts receivable, net                                  19,702       38,655
Inventories                                                9,067       16,160
Prepaid expenses and other current assets                 14,383       10,802
--------------------------------------------------------------------------------
Total current assets                                      91,202       95,588

Investments, property and equipment, net                  60,989       44,834
Intangible assets, net                                    44,098       52,076
--------------------------------------------------------------------------------
Total assets                                            $196,289     $192,498
================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued liabilities                $ 77,803     $ 92,639
Income taxes payable                                      15,075       16,715
Short-term borrowings                                     22,284        7,107
Short-term obligations                                     4,577        3,298
--------------------------------------------------------------------------------
Total current liabilities                                119,739      119,759
Long-term obligations                                      8,377        3,563
--------------------------------------------------------------------------------
Total liabilities                                        128,116      123,322

Shareholders' equity                                      68,173       69,176
--------------------------------------------------------------------------------
Total liabilities and shareholders' equity              $196,289     $192,498
================================================================================

----------
(1) The condensed consolidated results include Madge.web, Madge.connect and Madge Group Companies.

(2) Cash includes a balance of $6.1M at September 30, 2000 and $10.5M at December 31, 1999 that had restricted use.


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
                               Madge Networks N.V.
                Condensed Consolidated Statements of Operations(1)
                                   (Unaudited)
                                 (in thousands)

                                         RESULTS OF CONTINUING               GROUP RESULTS
                                             OPERATIONS(2)          (INCL. DISCONTINUED OPERATIONS)
                                          THREE MONTHS ENDED               THREE MONTHS ENDED
                                             SEPTEMBER 30,                    SEPTEMBER 30,
                                          2000          1999                2000          1999
Madge.web sales                         $  8,261      $  7,280            $  8,261      $  7,280
Madge.connect sales                       26,043        29,685              29,024        34,913
-------------------------------------------------------------------------------------------------
Net sales                                 34,304        36,965              37,285        42,193
Cost of sales                             29,868        23,692              31,576        26,079
-------------------------------------------------------------------------------------------------
Gross profit                               4,436        13,273               5,709        16,114
Operating expenses:
Sales & marketing                         14,510        17,181              14,822        18,262
Research & development                     4,122         5,926               4,698         8,001
General and administrative                 6,519         5,294               6,631         5,331
Special charges                               --         1,212                 882         1,212
-------------------------------------------------------------------------------------------------
Total operating expenses                  25,151        29,613              27,033        32,806
-------------------------------------------------------------------------------------------------
Loss from operations                     (20,715)      (16,340)            (21,324)      (16,692)
Net  interest (expense) income              (320)          377                (320)          377
-------------------------------------------------------------------------------------------------
Loss before tax                          (21,035)      (15,963)            (21,644)      (16,315)
Income tax provision                         (14)         (127)                (14)         (127)
-------------------------------------------------------------------------------------------------
Net loss                                $(21,049)     $(16,090)           $(21,658)     $(16,442)
=================================================================================================

Earnings per share
Basic                                   $  (0.45)     $  (0.40)           $  (0.46)     $  (0.41)
Diluted                                 $  (0.45)     $  (0.40)           $  (0.46)     $  (0.41)

Weighted Average Shares Outstanding
Basic                                     46,832        40,095              46,832        40,095
Diluted                                   46,832        40,095              46,832        40,095

----------
(1) The condensed consolidated results include Madge.web, Madge.connect and Madge Group Companies.

(2) Results of Continuing Operations exclude Madge.connect's Video Networking business, disposed of in the third quarter.



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
                               Madge Networks N.V.
               Condensed Consolidated Statements of Operations(1)
                                   (Unaudited)
                                 (in thousands)

                                         RESULTS OF CONTINUING                 GROUP RESULTS
                                              OPERATIONS(2)           (INCL. DISCONTINUED OPERATIONS)
                                           NINE MONTHS ENDED                 NINE MONTHS ENDED
                                             SEPTEMBER 30,                      SEPTEMBER 30,
                                           2000           1999               2000           1999
Madge.web sales                         $  23,568      $  20,570          $  23,568      $  20,570
Madge.connect sales                        89,270        109,238             99,378        123,779
---------------------------------------------------------------------------------------------------
Net sales                                 112,838        129,808            122,946        144,349
Cost of sales                              90,085         76,006             95,952         83,997
---------------------------------------------------------------------------------------------------
Gross profit                               22,753         53,802             26,994         60,352
Operating expenses:
Sales & marketing                          49,240         48,886             50,414         53,792
Research & development                     13,134         18,911             16,018         26,371
General and administrative                 18,005         14,641             18,207         15,515
Special charges                                --          1,237                882          1,237
---------------------------------------------------------------------------------------------------
Total operating expenses                   80,379         83,675             85,521         96,915
---------------------------------------------------------------------------------------------------
Loss from operations                      (57,626)       (29,873)           (58,527)       (36,563)
Net interest (expense) income                (800)         2,035               (800)         2,035
---------------------------------------------------------------------------------------------------
Loss before tax                           (58,426)       (27,838)           (59,327)       (34,528)
Income tax provision                         (378)          (529)              (378)          (529)
---------------------------------------------------------------------------------------------------
Net loss                                $ (58,804)     $ (28,367)         $ (59,705)     $ (35,057)
===================================================================================================


Basic                                   $   (1.33)     $   (0.70)         $   (1.35)     $   (0.86)
Diluted                                 $   (1.33)     $   (0.70)         $   (1.35)     $   (0.86)

Weighted Average Shares Outstanding
Basic                                      44,297         40,747             44,297         40,747
Diluted                                    44,297         40,747             44,297         40,747

--------
(1) The condensed consolidated results include Madge.web, Madge.connect and Madge Group Companies.

(2) Results of Continuing Operations exclude Madge.connect's Video Networking business, disposed of in the third quarter.


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